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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-08519

NOTIFICATION OF LATE FILING

	(Check One):		☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
☐	Form N-SAR	☐	Form N-CSR

        For Period Ended: December 31, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Cincinnati Bell Inc.

Former Name if Applicable	Broadwing Inc.

Address of Principal Executive Office (Street and Number)		201 East Fourth Street

City, State and Zip Code	Cincinnati, Ohio 45202

PART II
RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant requests an extension of time to file its Annual Report on Form 10-K for the year ended December 31, 2003 for two principal reasons. First, as previously disclosed, the Registrant has been investigating the allegations contained in an amended class action securities lawsuit filed in December 2003. These allegations relate primarily to the manner in which the Registrant recognized revenue, and wrote down assets, with respect to its former broadband business.

     The Audit Committee of the Registrant’s Board of Directors has now completed its investigation of those matters. In connection with that investigation, adjustments have been identified related to the manner that the Registrant recorded a particular broadband network construction agreement entered into in 2000. These adjustments related to the timing of revenue recognition resulting from the inappropriate inclusion of certain costs that had not been fully incurred and use of estimates regarding the extent to which the construction contract had been completed. The Registrant intends to restate its financial statements to reflect the revised accounting for this contract. In investigating plaintiffs’ other allegations, the Audit Committee did not identify any information that warranted any modification or change to the Registrant’s financial statements.

     While the following amounts could change on final review, the Registrant believes its revenue for the year-to-date period ended September 30, 2003 will remain the same as previously reported, cost of services and products will decrease by approximately $51 million and net income will increase by approximately $51 million; revenue and cost of services and products will likely be unchanged in 2002 and net loss will increase by approximately $18 million due to an increase in income tax expense; revenue for 2001 will decrease by approximately $31 million, cost of services and products for 2001 will increase by approximately $15 million and net loss for 2001 will increase by approximately $30 million; and revenue for 2000 will decrease by approximately $23 million, cost of services and products for 2000 will decrease by approximately $18 million and net loss for 2000 will increase by approximately $3 million. Thus, the Registrant believes that there will be no cumulative change to net income over the reporting period as a result of this restatement.

     Second, the anticipated impact of the restatement on the Registrant’s historical financial statements gives rise to an event of default under the Registrant’s credit agreement and prevents future borrowings under the Registrant’s revolving credit facility. In conjunction with finalizing its revised financial statements, the Registrant intends to seek a waiver from its lenders relating to these provisions. Due to cross default provisions, an event of default under the credit agreement also gives rise to an event of default under certain other indebtedness of the Registrant, which events of default will be cured upon receipt of the waiver of the lenders under the credit agreement. The Registrant believes it will obtain the requested waiver on or before March 30, although there can be no assurances in that regard. Citibank, as administrative agent of the credit agreement, has approved the waiver and will recommend that the other lenders approve it as well. In the event that the waiver is not obtained, substantially all of the Registrant’s debt would be classified as current obligations, which would give rise to a going concern opinion from the Registrant’s independent auditors.

     The Registrant has already received a waiver from the holders of its 16% notes for an event of default relating to representations and warranties contained in the 16% notes purchase agreement.

     The Registrant is in the process of finalizing its financial statements for the relevant periods and obtaining the appropriate waiver from its lenders. These tasks cannot be completed within the prescribed time for filing its Annual Report on

Form 10-K for the year ended December 31, 2003 without unreasonable efforts or expense. The Registrant expects to announce its fourth quarter and full year 2003 results, issue its Annual Report on Form 10-K for the year ended December 31, 2003 and release its restated financial statements for prior years on or before March 30, 2004.

Safe Harbor Note

     Certain of the statements and predictions contained in this Form 12b-25 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In particular, any statements, projections or estimates that include or reference the words “believe,” “anticipates,” “plans,” “expects,” “will,” or any similar expression fall within the safe harbor for forward-looking statements contained in the Reform Act. Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including but not limited to, Cincinnati Bell’s ability to maintain its market position in communications services, general economic trends affecting the purchase of telecommunication services, world and national events that may affect the ability to provide services, changes in the regulatory environment, any rulings, orders or decrees that may be issued by any court or arbitrator, the decision of any of the Registrant’s lenders to withhold its consent to provide waivers, the audit of the adjustments to prior period financial statements is not fully complete, and Cincinnati Bell’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in the Registrant’s recent filings with the Securities and Exchange Commission, including Cincinnati Bell’s Annual Form 10-K report, Quarterly Form 10-Q reports, Forms 8-K, and Forms S-4 and S-3 Registration Statements. The forward-looking statements included in this Form 12b-25 represent the Registrant’s estimates as of March 15, 2004. The Registrant anticipates that subsequent events and developments will cause its estimates to change.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher J. Wilson (Name)	(513) (Area Code)	397-6351 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report a decrease in revenue and an increase in net income in 2003 compared to 2002. The anticipated decrease in revenue is primarily due to the Registrant’s sale of substantially all of the assets of its broadband business, which was effectively completed in June 2003. The expected increase in net income is primarily due to goodwill and asset impairment charges recorded in 2002, not repeated in 2003. Restated revenue and net income for the nine months ended September 30, 2003, are expected to be approximately $1,247 million and approximately $489 million, respectively, compared to revenue and net loss of approximately $1,669 million and approximately $1,839 million, respectively, for the nine months ended September 30, 2002. Fourth quarter and full year 2003 results are not yet available for the reasons described in Part III above.

Cincinnati Bell Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2004	By	/s/ Brian A. Ross Brian A. Ross Chief Financial Officer